Exhibit 99.1

NOTICE TO THE MARKET

SUZANO S.A.

Publicly-Held Company

Corporate Tax ID (CNPJ/ME): 16.404.287/0001-55

Company Registry (NIRE): 29.3.0001633-1

São Paulo, August 13, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in connection with the Notice to the Market disclosed on March 30, 2020, hereby informs its shareholders and the market that on this date it submitted a notice of early settlement of the stand-by credit facility amounting to US$500 million, withdrawn on April 1, 2020, at the cost of Libor + 1.30% p.a., with average term of 47 months and final maturity in February 2024. The settlement is scheduled for August 20, 2020 and, once made, said funds will once again be fully available as a source of additional liquidity for the Company, if necessary.

Given Suzano´s current strong cash position, said funds are no longer needed and settling this transaction will allow the Company to reduce its net financial expenses.

São Paulo, August 13, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investor Relations Officer